Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
               -----------------------------------------------------------------
                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.



                  Sustainable Growth Underlies Record Earnings,
                 PNM Chairman and CEO Jeff Sterba Tells Analysts

ALBUQUERQUE, N.M. May 1, 2001 - Record first quarter earnings at PNM, Public Service Company of New Mexico (NYSE:PNM), are "a validation of the strategic direction our company has been pursuing for nearly a decade," Chairman, President and Chief Executive Officer Jeff Sterba said today.

Speaking to a group of institutional investors in Boston, Sterba discussed the company's continuing success in the wholesale power market, the course of utility industry restructuring in New Mexico, and PNM's plans to expand into the Midwest through the acquisition of Western Resources' electric utility operations in Kansas.

PNM reported net earnings for the three months ended March 31, 2001, of $1.60 per share of common stock (diluted), compared to net earnings of $0.55 per share of common stock (diluted) in the first three months of 2000.

Taking into consideration a number of factors governing wholesale power prices in the western U.S., Sterba said PNM remains confident in the company's ability to produce sustainable earnings in the range of $3.50 a share and growing on an annual basis, as previously reported.

"PNM is transforming itself into a hybrid energy company that includes both a stable, predictable revenue and cash flow stream in its regulated utility business and a growth component in the form of a well-conceived and well-executed strategy in the wholesale business," Sterba continued.

Competitive advantages PNM brings to its wholesale marketing business include: o Strategically located generation resources with access to major markets in the West.

   o  More than a decade's experience in the wholesale power market.
   o A marketing strategy designed to add value to commodity trades by crafting products and services that meet specific customer needs.
   o  Cost-efficient and productive generating plants.

"We will build on today's success with continuing, incremental additions to our generation resources in the West," Sterba said. "And we expect to build on it with our acquisition of Western Resources electric utility operations that will serve as a platform for an expansion of our wholesale business into new markets in the mid-continent."

The PNM presentation to analysts and investors will be repeated in New York on Thursday, May 3, 2001, at 8:45 a.m. EDT. Investors may listen to the conference by calling 1-973-694-6836 at that time or through the PNM web site at pnm.com. A rebroadcast of the presentation will be available after the conference at 1-973-709-2089 (passcode ID 182135). The presentation will also be available on the PNM web site at pnm.com

PNM is a combined electric and gas utility serving approximately 1.3 million people in New Mexico. The company also sells power on the wholesale market in the Western U.S. PNM stock is traded primarily on the NYSE under the symbol PNM.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Statements made in this news release that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and the company assumes no obligation to update this information. Because actual results may differ materially from expectations, the company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999 (as amended), and in other cases now pending or which may be brought before the commission, and decisions of regulatory agencies involving or affecting the proposed transaction to acquire Western Resources' electric utility operations could cause future events to differ from those forecast in this press release. For a detailed discussion of the important factors affecting PNM, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the year ended December 31, 2000, as amended, and Form 8-K filings with the Securities and Exchange Commission.

Additional Information
In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in the PNM/Western Resources transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the SEC on February 22,2001,as amended on April 30, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources'Annual Report on Form 10-K filed with the SEC on April 2, 2000, as amended on April 30, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

                                       3